Nordea

27 October 2005 Date

By fax (+1 202 772 9207) and post

+46 8 614 97 44 Tel
+46 8 614 87 70 Fax

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press releases: Nordea's Nomination Committee for 2006

Repurchase of own shares

Interim Report Third Quarter 2005

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Maria Snöbohm (telephone: +46-8-614 72 43).

Respectfully submitted

Nordea Bank AB (publ)

Camilla Wahlstedt

dlw 11/3

Copenhagen, Helsinki, Oslo, Stockholm, 18 October 2005 1(1)

Nordea's Nomination Committee for 2006

The 2005 Annual General Meeting of Nordea Bank AB resolved on 8 April 2005 to establish a Nomination Committee for 2006. The Committee is to make proposals to the 2006 AGM regarding the election of Board members, the Chairman of the Board and the Board members' and auditors' fees.

The Nomination Committee shall comprise one representative for each of the four largest shareholders who wish to participate in the Nomination Committee, as well as the Chairman of the Board of Directors, Hans Dalborg.

The shareholders have appointed the following members:
Eva Halvarsson, Swedish government
Mogens Hugo Jørgensen, Nordea Danmark-fonden
Staffan Grefbäck, Alecta
Christer Elmehagen, AMF Pension

The Nomination Committee has elected Eva Halvarsson Chairman of the Committee.

Furthermore, the Committee has decided to appoint Juha Rantanen as additional member. Juha Rantanen is President and CEO of Outokumpu Oyj.

The Annual General Meeting will be held on Wednesday 5 April 2006.

Shareholders who want to forward a proposal to the Nomination Committee shall submit a written proposal not later than Tuesday 31 January 2006 to the following address:

The Nomination Committee
c/o Nordea Bank AB (publ)
H 50
SE-105 71 STOCKHOLM

For further information:
Boo Ehlin, Chief Communication Officer, Sweden, +46 8 614 84 64

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 26 October 2005 1(1)

Repurchase of own shares

The Board of Nordea Bank AB (publ) today decided, within the framework of the authorisation by the Annual General Meeting, that the company will buy-back up to a maximum of 50 million of its own shares (equivalent to approximately 2% of the total shares).

Acquisitions may be carried out up to the next Annual General Meeting, i.e. during the period from 27 October 2005 – 4 April 2006. No acquisitions will be carried out in the period 30 days prior to releases of interim reports, including the day of the release.

The decision to commence the repurchase of shares is subject to market conditions, regulatory restrictions and capital position at any given time. The purchases will be made on the Helsinki, Stockholm and Copenhagen stock exchanges within the registered price interval on the stock exchanges in question at any such given time, whereby the interval is considered to be between the highest bid price and the lowest ask price.

The purpose of the repurchase is to distribute funds back to the shareholders and thus longer term to increase earnings per share. The intention is to propose to the general meeting to reduce the share capital through cancellation of the repurchased shares.

The impact of the repurchase on the company's earnings per share and return on equity is expected to be positive. The number of outstanding shares issued is presently 2,639 million. On 30 September Nordea owned 67.1 million of its own shares. Nordea's Tier 1 capital ratio was 7,0% at the end of September, including the net profit for the first nine months.

For further information:

Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 92 69
Boo Ehlin, Chief Communication Officer, Sweden, +46 8 614 8464

Copenhagen, Helsinki, Oslo, Stockholm, 26 October 2005

Interim Report Third Quarter 2005

Operating profit up 30% in the first nine months of 2005

- **Operating profit EUR 2,300m (EUR 2,068m in the first nine months of 2004), up 30% when excluding real estate gain of EUR 300m last year**
- **Total income increased by 9% to EUR 4,877m (EUR 4,481m) – Net interest income up 6%**
- **Total expenses largely unchanged at EUR 2,712m (EUR 2,676m)**
- **Positive net loan losses of EUR 130m (EUR -37m)**
- **Net profit at EUR 1,763m (EUR 1,302m excluding real-estate gain)**
- **Earnings per share EUR 0.66 (EUR 0.57)**
- **Return on equity 18.6% compared to 14.5% excluding real-estate gain last year**
- **Repurchase of own shares up to a maximum of 2% of outstanding shares**

Strong development in the third quarter

- **Volume growth continued in the quarter**
- **Operating profit at EUR 728m (EUR 884m in Q2 2005) – continued growth but lower loan loss reversals and lower investment result compared to strong second quarter**
- **Total income EUR 1,601m (EUR 1,694m)**
- **Total expenses EUR 896m (EUR 914m)**
- **Positive net loan losses for the sixth consecutive quarter**
- **Net profit EUR 563m (EUR 705m)**
- **Operating profit up 24% compared to Q3 2004**

Continued strong growth in business volumes

- **Consumer lending up 15% year-on-year**
- **Lending to small and medium-sized corporates increased by 15%**
- **Mortgage lending to personal customers up 13%**
- **Assets under management increased by 17% to EUR 147bn**
- **Net written premiums in Life increased by 15%**
- **Successful launch of home equity concept in all Nordic markets**
- **Core customers up 9% and relaunch of customers programme**

"We deliver strong performance in the first nine months of 2005 with a return on equity ahead of target. Total income is up by 9%, and despite a significantly increased activity level, we have managed to keep costs largely unchanged. Business volumes continue to grow strongly and going forward we will continue to capture profitable growth opportunities while maintaining strict risk and cost management ", says Lars G Nordström, President and Group CEO of Nordea.

Income statement

EURm	Jan-Sep 2005	Jan-Sep 2004	Change %	Q3 2005	Q2 2005	Change %	Full year 2004
Net interest income	**2,730**	2,575	6	**920**	913	1	3,495
Net fee and commission income	**1,406**	1,327	6	**469**	484	-3	1,794
Net gains/losses on items at fair value	**468**	356	31	**139**	214	-35	535
Equity method	**46**	40	15	**11**	22	-50	55
Other income	**227**	183	24	**62**	61	2	248
Total operating income	**4,877**	**4,481**	**9**	**1,601**	**1,694**	**-5**	**6,127**
General administrative expenses:							
Staff costs	**-1,550**	-1,498	3	**-520**	-515	1	-2,021
Other expenses	**-1,062**	-1,053	1	**-345**	-364	-5	-1,466
Depreciation of tangible and intangible assets	**-100**	-125	-20	**-31**	-35	-11	-168
Total operating expenses	**-2,712**	**-2,676**	**1**	**-896**	**-914**	**-2**	**-3,655**
Loan losses	**130**	-37		**23**	101		-27
Disposals of tangible and intangible assets	**5**	300		**0**	3		300
Operating profit	**2,300**	**2,068**	**11**	**728**	**884**	**-18**	**2,745**
Income tax expense	**-537**	-466	15	**-165**	-179	-8	-667
Net profit	**1,763**	**1,602**	**10**	**563**	**705**	**-20**	**2,078**

Balance sheet

EURbn	30 Sep 2005	30 Sep 2004	30 Sep 2005	30 June 2005	31 Dec 2004
Treasury bills and other interest-bearing securities	**52.5**	43.0	**52.5**	50.3	40.6
Loans and receivables to credit institutions	**24.5**	22.5	**24.5**	21.9	20.6
Loans and receivables to the public	**182.1**	154.6	**182.1**	175.1	161.3
Derivatives	**32.3**	18.4	**32.3**	35.1	26.7
Other assets	**28.8**	24.0	**28.8**	28.9	28.4
Total assets	**320.2**	**262.5**	**320.2**	**311.3**	**277.6**
Deposits by credit institutions	**36.2**	32.5	**36.2**	35.3	30.2
Deposits and borrowings from the public	**108.0**	97.1	**108.0**	105.7	104.7
Liabilities to policyholders	**25.9**	22.4	**25.9**	25.3	22.2
Debt securities in issue	**73.7**	59.2	**73.7**	69.7	61.0
Derivatives	**31.7**	19.0	**31.7**	34.3	27.1
Subordinated liabilities	**8.3**	6.3	**8.3**	7.5	5.8
Other liabilities and minority interests	**23.5**	13.4	**23.5**	21.2	13.9
Core equity[1]	**12.9**	12.5	**12.9**	12.3	12.7
Total liabilities and equity	**320.2**	**262.5**	**320.2**	**311.3**	**277.6**

Ratios and key figures

	30 Sep 2005	30 Sep 2004	30 Sep 2005	30 June 2005	31 Dec 2004
Earnings per share (EPS), EUR	**0.66**	0.57	**0.21**	0.27	0.74
EPS, rolling 12 months up to period end	**0.83**	0.64	**0.83**	0.78	0.74
Share price, EUR	**8.31**	6.57	**8.31**	7.50	7.43
Total shareholders' return, %	**19.9**	15.0	**9.2**	2.9	29.8
Core equity per share[1,2], EUR	**4.90**	4.51	**4.90**	4.68	4.63
Shares outstanding[2], million	**2,639**	2,783	**2,639**	2,637	2,735
Return on equity, %	**18.6**	17.5	**17.8**	22.8	16.9
Assets under management, EURbn	**147**	126	**147**	142	131
Cost/income ratio, %	**56**	60	**56**	54	60
Tier 1 capital ratio[3], %	**7.0**	7.6	**7.0**	7.0	7.3
Total capital ratio[3], %	**9.9**	10.1	**9.9**	9.4	9.5
Risk-weighted assets, EURbn	**162**	140	**162**	159	145
Number of employees (full-time equivalents)	**28,730**	29,140	**28,730**	28,824	28,929

[1] Core equity is equity excluding minority interests and revaluation reserves.

[2] See footnotes to Movements in equity on page 24.

[3] Including the result for the period. For CAD figures according to FSA rules, see note 7 on page 32.

Segment reporting - Customer responsible units

EURm	Retail Banking Jan-Sep 2005	Retail Banking Jan-Sep 2004	Corporate and Institutional Banking Jan-Sep 2005	Corporate and Institutional Banking Jan-Sep 2004	Asset Management Jan-Sep 2005	Asset Management Jan-Sep 2004	Subtotal Jan-Sep 2005	Subtotal Jan-Sep 2004	Change %	Life insurance Jan-Sep 2005	Life insurance Jan-Sep 2004	Group Treasury Jan-Sep 2005	Group Treasury Jan-Sep 2004	Group functions and eliminations Jan-Sep 2005	Group functions and eliminations Jan-Sep 2004	Total Jan-Sep 2005	Total Jan-Sep 2004	Change %
Net interest income	2,268	2,154	316	296	30	27	2,614	2,477	6	0	0	76	60	40	38	2,730	2,575	6
Net fee and commission income	923	841	261	251	201	178	1,385	1,270	9	39	54	-4	-6	-14	9	1,406	1,327	6
Net gains/losses on items at fair value	160	137	201	167	13	12	374	316	18	58	30	32	-7	4	17	468	356	31
Equity method	18	11	15	13	0	0	33	24	38	0	0	0	0	13	16	46	40	15
Other income	60	71	10	13	9	7	79	91	-13	112	101	18	22	18	-31	227	183	24
Total income incl. allocations	**3,429**	**3,214**	**803**	**740**	**253**	**224**	**4,485**	**4,178**	**7**	**209**	**185**	**122**	**69**	**61**	**49**	**4,877**	**4,481**	**9**
of which allocations	*529*	*437*	*-269*	*-203*	*-197*	*-175*	*63*	*59*		*-65*	*-60*	*0*	*2*	*2*	*-1*	*0*	*0*	
Staff costs	-776	-783	-236	-224	-79	-68	-1,091	-1,075	1	-52	-45	-11	-10	-396	-368	-1,550	-1,498	3
Other expenses	-1,072	-1,056	-180	-196	-64	-66	-1,316	-1,318	0	-38	-29	-22	-25	314	319	-1,062	-1,053	1
Depreciation of tangible and intangible assets	-41	-36	-8	-8	-2	-2	-51	-46	11	-3	-2	0	0	-46	-77	-100	-125	-20
Expenses incl. allocations	**-1,889**	**-1,875**	**-424**	**-428**	**-145**	**-136**	**-2,458**	**-2,439**	**1**	**-93**	**-76**	**-33**	**-35**	**-128**	**-126**	**-2,712**	**-2,676**	**1**
of which allocations	*-776*	*-657*	*-115*	*-151*	*13*	*9*	*-878*	*-799*		*0*	*0*	*-11*	*-12*	*889*	*811*	*0*	*0*	
Loan losses	52	-5	30	34	0	0	82	29	-	0	0	0	0	48	-66	130	-37	-
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	-	0	0	0	0	5	300	5	300	-
Operating profit	**1,592**	**1,334**	**409**	**346**	**108**	**88**	**2,109**	**1,768**	**19**	**116**	**109**	**89**	**34**	**-14**	**157**	**2,300**	**2,068**	**11**
Balance sheet, EURbn																		
Loans and receivables	146	127	32	24	2	2	180	153	18	0	0	0	0	2	2	182	155	17
Other assets	24	25	76	56	2	2	102	83	23	29	25	18	17	-11	-18	138	107	28
Total assets	**170**	**152**	**108**	**80**	**4**	**4**	**282**	**236**	**19**	**29**	**25**	**18**	**17**	**-9**	**-16**	**320**	**262**	**22**
Deposits	78	71	23	21	4	3	105	95	11	0	0	0	0	3	2	108	97	11
Other liabilities	87	76	83	57	0	1	170	134	27	28	24	18	17	-17	-22	199	153	30
Total liabilities	165	147	106	78	4	4	275	229	20	28	24	18	17	-14	-20	307	250	23
Economic capital / equity	5	5	2	2	0	0	7	7	0	1	1	0	0	5	4	13	12	4
Total liabilities and allocated equity	**170**	**152**	**108**	**80**	**4**	**4**	**282**	**236**	**19**	**29**	**25**	**18**	**17**	**-9**	**-16**	**320**	**262**	**22**
Other segment items																		
Capital expenditure	14	5	1	1	3	2	18	8		0	0	0	0	70	72	88	80	
Product result					**209**	**171**				**165**	**157**							

The Group

Result summary first nine months 2005

Operating profit in the first nine months 2005 was EUR 2,300m, an increase of 30% when excluding the real estate gain last year, supported by strong growth in business volumes in all areas. Total income increased by 9% to EUR 4,877m, clearly above the expected growth implicit in Nordea's financial targets through 2007.

Income

Net interest income in Retail Banking increased by 5% supported by growth in mortgage lending as well as growth in lending to small and medium-sized enterprises (SMEs), which increased by 13% and 15%, respectively. The focus on consumer lending is starting to pay off and consumer lending expanded by 15% including utilised volume from the new products within the home-equity concept.

In Corporate and Institutional Banking, net interest income increased by 7% following growth in lending in the shipping division as well as in Poland and the Baltic countries. Nordea's lending in these markets increased by 33%.

In total, net interest income grew by 6% to EUR 2,730m. Total lending to the public increased by 18% to EUR 182bn. Lending margins to personal customers declined as mortgage lending is subject to strong competition. However, the pressure on margins on new mortgage sales seems to be levelling off in most markets.

Deposits increased by 11% to EUR 108bn. Lower interest rates had a negative impact on deposit margins, but the effect was mitigated by active asset-liability management related to personal customer deposits.

Assets under management increased by 17% to EUR 147bn, a new record level, contributing to a 13% growth of income in Asset Management & Life.

Growth in business volumes contributed to a strong development of net commission income, which increased by 6% to EUR 1,406m. Commissions on loans increased by 22% to EUR 241m due to the strong volume growth. Commissions from investment products, including asset management commissions as well as commissions from other investment services, increased by 11% to EUR 499m. Commissions from payments were stable at EUR 530m. Commissions from card payments grew strongly whereas commissions from manual transactions and giro payments decreased.

In the first nine months, net gains/losses on items at fair value were up by 31% to EUR 468m reflecting an improved investment return in Group Treasury and strong results in Markets in most product areas including foreign exchange, fixed income and structured products. Also, Life contributed to the improved income.

Other income increased by 24% to EUR 227m and includes the additional income of EUR 40m from the sale of the general insurance business in 2002 that was recognised in the first quarter 2005.

Expenses

Total expenses were largely unchanged at EUR 2,712m. Efficiency gains within the Group have enabled a strong increase in business volumes within an unchanged cost base.

The flat-cost target excludes depreciation of operational leasing and expenses in the Life business. Excluding these items, total expenses were EUR 2,591m compared to EUR 2,570m one year ago.

Staff costs increased by 3% to EUR 1,550m. The reduction in the number of employees, approx. 1% or 410 full-time equivalents, was offset by general wage increases in the Group as well as higher variable salaries.

Other expenses were EUR 1,062m, up 1% compared to the same period last year.

Depreciation decreased by 20% to EUR 100m. Nordea's sourcing strategy in respect of real estate as well as IT resulted in lower depreciation.

The cost/income ratio was 56% (60%).

Loan losses

Loan losses were positive at EUR 130m including the recovery of EUR 98m from the sale of Pan Fish shares in the second quarter.

Taxes

The effective tax rate was reduced following a revaluation of the deferred tax asset in Finland in the second and third quarter. Such revaluation reduced Nordea's tax cost by approx. EUR 60m and EUR 40m in the two quarters, respectively. Nordea's tax assets, and hence recognition of further deferred taxes going forward, are subject to a continuous evaluation and mainly depends on Nordea's ability to utilise the loss carry-forward in Finland. Nominally, the net unrecognised tax assets in Nordea amount to approx. EUR 750m. The time limit for utilising the main part of the unrecognised tax assets expires in 2013.

The effective tax rate was 23% in the first nine months of 2005.

Net profit

Excluding the real-estate gain last year, net profit increased by 35%. Reported net profit increased by 10% to EUR 1,763m corresponding to EUR 0.66 per share and a return on equity of 18.6% compared to 14.5% last year when excluding the real-estate gain. The rolling 12-months-earnings per share amounted to EUR 0.83 (EUR 0.64).

Development in the third quarter 2005

The strong performance in all business areas continued also in the third quarter. Following lower loan loss reversals and lower investment return compared to the strong second quarter, operating profit was down by 18% to EUR 728m. Compared to the third quarter last year, operating profit increased by 24%. Competition continues to be challenging. Nordea meets this development by increasing customer loyalty through continuously improved client concepts and new and enhanced products and services.

Income

Net interest income increased by 1% to EUR 920m. The strong volume growth continued. In Retail Banking, mortgage lending to personal customers increased by 4% to EUR 62bn and lending to SMEs by 4% to EUR 67bn.

Deposits increased by 2% to EUR 108bn. Deposit margins in Retail Banking strengthened somewhat supported by active asset-liability management which more than compensated for the central bank rate cut in Sweden in June.

Net commission income decreased by 3% to EUR 469m. Commissions from investment products increased by 2% to EUR 170m reflecting increasing assets under management and commissions from payments increased by 2% to EUR 181m following strong growth in card payments. Lending commissions were down by 5% to EUR 83m explained by a seasonal trend mainly in the large corporate sector. Other commissions decreased and were influenced by a seasonal reduction in revenues from corporate finance activities.

Net gains/losses on items at fair value should be expected to be somewhat volatile. These were down by 35% to EUR 139m from the strong second quarter reflecting a lower investment result from position taking in Group Treasury.

Expenses

Total expenses were down by 2% to EUR 896m.

Staff costs increased by 1% to EUR 520m. The number of employees (full-time equivalents) was down slightly in the third quarter.

Other expenses decreased by 5% to EUR 345m following seasonally lower costs mainly within IT as well as marketing.

Loan losses

Loan losses were positive at EUR 23m as reversals exceeded new provisions. Overall credit quality remains strong.

Net profit

Net profit was EUR 563m corresponding to EUR 0.21 per share and return on equity of 17.8%.

Credit portfolio

At the end of the third quarter, net impaired loans amounted to EUR 449m representing 0.25% of total lending.

New lending is generated with maintained prudence and collateral coverage.

The share of personal customer lending was 45%. Within personal customer lending, mortgage loans accounted for 77%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 26bn, representing 14% of the total lending portfolio.

Capital position

Risk-weighted assets (RWA) increased by 2% during the quarter to EUR 162bn and shareholders' equity amounted to EUR 13.0bn at the end of the quarter. The Tier 1 capital ratio was stable at 7.0% and the total capital ratio was 9.9%, including the result for the first nine months of 2005.

The reduction of share capital in Nordea through cancellation of repurchased shares was registered in September 2005. At 30 September, the total holding of own shares amounted to 67.1million shares representing 2.5% of the share capital and number of votes in the company.

Repurchase of own shares

The Board of Directors today decided, within the framework of the authorisation by the Annual General Meeting, that Nordea will buy back up to a maximum of 50 million of its own shares (equivalent to approx. 2% of the total shares). A 2% repurchase would reduce the Tier 1 capital ratio by approx. 0.2 percentage points. For further details, please refer to the separate press-release available at www.nordea.com.

Nordea share

During the third quarter the share price of Nordea appreciated by 9% on the Stockholm Stock Exchange from SEK 71.00 on 30 June to 77.50 on 30 September. Total shareholder return was 19.9% for the first nine months. On 25 October, the share price was SEK 76.50.

Relaunch of customer programme

The increasingly successful Nordea personal customer programme has been re-launched in all markets. The basic element in the programme is that the more business volume the customer places with Nordea the better conditions the customer gets. The programme has a transparent price and benefit structure and contains three different levels of benefits. Core customers - with a business volume (including loans) in Nordea of more than EUR 30,000 - are apart from better conditions also eligible for service from their own personal customers banking adviser. The number of core customers has increased by 9% over the last 12 months now amounting to approx. 1.3 million. Combined with an average increase in volume per customer of 6%, this led to an increase of 15% in the business volume of the core customers.

Home equity concept rolled out

Housing products continue to be a strong driver in business relations with personal customers. To further enhance Nordea's position in this area, a home equity concept was introduced during the third quarter through a pan-Nordic launch. The refinancing options, based on freeing up equity for home owners with substantial financial capital tied up in their homes, have proven popular. Home equity refinancing has been seen as an attractive option for families re-examining their finances. Sales have been strong in all markets.

Outlook

The current market trend with volume growth and a challenging competitive climate is expected to continue.

Volume and income growth is higher than expected when defining Nordea's financial targets in November 2004. This is placing an upward pressure on costs. However, costs for the whole year are expected to remain flat.

Based on the overall quality of the credit portfolio and the present economic outlook there are no indications of a deteriorating credit quality.

Retail Banking

- **Operating profit in the first nine months increased by 19% compared to last year**
- **Growth in lending of 15%, and deposits up 9%**
- **Number of core personal customers up 9%**

Within Retail Banking, Nordea services 9 million personal customers and 900,000 corporate customers. The business is conducted through 11 Regional Banks operating on the four Nordic markets. Products as well as support to the business come mainly from the Segments & Products unit.

The demand for high quality advisory services is growing significantly and the number and the variety of financial opportunities for the customers are increasing.

The growth in demand for products and services is adding pressure on the sales force. Through a mix of more efficient processes, reallocating and training of staff from middle and back-office functions and through external recruitments Nordea adds more front-line staff in order to meet this increasing demand.

The most important processes will be optimised through a "lean process project". Projects regarding end-to-end processes for mortgages in Denmark, Finland and Sweden are ongoing and a project will start in Norway in the fourth quarter. Parts of the credit processes are also being looked into. This to reduce the unit costs and hereby free up resources to expand the sales force in order to enhance profitability and growth in business volume.

To fully benefit from the size, scale and scope of Nordea the implementation of the common operating model for processes and organisation in all Nordic markets will be finalised before year-end.

Business development

In all the four Nordic markets Retail Banking's business volume has increased significantly during 2005.

Mortgage lending to personal customers grew strongly and amounted to EUR 61.7bn at the end of September, year-on-year growth of 13%.

Market shares in the mortgage market increased in Denmark and Norway and were maintained in Sweden, while a slight decline was registered in Finland.

Housing products continue to be a strong driver in business relations with personal customers. To further enhance Nordea's position in this area, the product development has centered on the home equity concept and interest rate guarantee products. Home equity is now launched in all four markets and the sales result has been strong.

Consumer lending (collateralised as well as non-collateralised lending) increased by 15% to EUR 15.0bn compared to last year including utilised volume from the home-equity products.

The financial planning tool, supporting the advisory activities, has been rolled out also in Finland. The tool and the advisory process are thereby implemented in all four Nordic countries. The number of customers advised with the new tool is by now well exceeding 100,000.

Services to personal customers are centered on the customer programme in all markets. The basic element in the programme is that the more business volume the customer places with Nordea the better conditions the customer gets. The programme has a transparent price and benefit structure and contains three different levels of benefits. The customers are segmented by business volume.

Core customers - with a business volume (including loans) in Nordea of more than EUR 30,000 - are apart from better conditions also eligible for service from their own personal customers banking adviser. Relaunch of the programme started in the third quarter and the alignment of all segmentation criteria in all markets will be finalised in 2006.

The business with the core customers is continuing to develop strongly. The number of core customers has increased by 9% over the last 12 months to approx.1.3million. Combined with an average increase in volume per customer of 6%, this led to an increase of 15% in the business volume of the core customers.

The strong growth in lending to Retail corporate customers continued and lending increased by 15% year-on-year to EUR 67bn. Business volumes reflect a higher level of business activity throughout the Nordic area.

An increased focus on advisory services and sales of structured products to Retail corporate customers in all markets has resulted in a significant growth of income in this area compared to the same period last year.

Result

In the first nine months of 2005 total income in Retail Banking increased by 7% to EUR 3,429m. Net interest income increased by 5% compared to the first nine months of 2004 to EUR 2,268m. Lending margins were down year-on-year reflecting strong competition in all

segments and good credit quality among the majority of Nordic companies. The largest margin pressure was seen within the mortgage loans to personal customers in Finland and Sweden. The lower reported average margin within consumer lending is mainly a mix-effect due to the strong growth in home equity products. Deposits amounted to EUR 78bn in September, an increase of 9%.

Net fee and commission income increased by 10% to EUR 923m with strong growth in commissions on loans and investment products.

Total expenses were up 1% at EUR 1,889m. Staff costs were unchanged at EUR 776m. The number of employees was reduced by approx. 70, or 0.4%, compared to the end of September 2004.

Loan losses were positive at EUR 52m, reflecting part of the sale of Pan Fish in Norway which resulted in a total recovery of EUR 98m, of which EUR 43m was reported within Retail Banking.

Operating profit increased by 19% to EUR 1,592m.

The cost/income ratio was 55% (58%).

Development in the third quarter 2005

Compared to the second quarter 2005, net interest income increased by 3% to EUR 777m. Increased volumes have more than outweighed the margin pressure.

Net fee and commission income was up 5% to EUR 324m. Total income increased by 3% to EUR 1,177m.

Total expenses were down by 2% to EUR 623m. Profit before loan losses increased by 9% to EUR 554m, the highest ever quarterly result before loan losses.

Loan losses were low at EUR 11m. Return on economic capital was 29% (30%).

The cost/income ratio was 53% (55%).

Retail Banking operating profit by main area

EURm	Total Q3 2005	Total Q2 2005	Regional banks in Denmark Q3 2005	Regional banks in Denmark Q2 2005	Regional banks in Finland Q3 2005	Regional banks in Finland Q2 2005	Regional banks in Norway Q3 2005	Regional banks in Norway Q2 2005	Regional banks in Sweden Q3 2005	Regional banks in Sweden Q2 2005	Nordic Functions Q3 2005	Nordic Functions Q2 2005
Net interest income	777	752	214	210	207	205	127	122	216	205	13	10
Net fee and commission income	324	306	100	88	79	81	29	26	116	112	0	-1
Net gains/losses on items at fair value	51	59	13	18	8	10	13	15	18	16	-1	0
Equity method	8	7	8	7	0	0	0	0	0	0	0	0
Other operating income	17	21	5	3	3	9	7	3	1	4	1	2
Total income incl. allocations	**1,177**	**1,145**	**340**	**326**	**297**	**305**	**176**	**166**	**351**	**337**	**13**	**11**
Staff costs	-261	-255	-90	-85	-68	-66	-38	-38	-62	-63	-3	-3
Other expenses	-347	-367	-76	-77	-82	-88	-53	-53	-130	-142	-6	-7
Depreciations etc.	-15	-13	-1	-1	-1	-1	-2	-2	-3	-2	-8	-7
Expenses incl. allocations	**-623**	**-635**	**-167**	**-163**	**-151**	**-155**	**-93**	**-93**	**-195**	**-207**	**-17**	**-17**
Loan losses	-11	56	6	5	-7	-2	-10	59	1	-6	-1	0
Operating profit	**543**	**566**	**179**	**168**	**139**	**148**	**73**	**132**	**157**	**124**	**-5**	**-6**
Cost/income ratio, %	53%	55%	49%	50%	51%	51%	53%	56%	56%	61%		
Return on economic capital, %	29%	30%	32%	31%	31%	33%	22%	42%	30%	23%		
Other information, EURbn												
Lending	146.3	141.1	43.2	41.3	34.8	33.8	23.1	22.6	45.2	43.3		
Deposits	77.9	75.6	20.6	19.3	23.9	24.0	12.0	11.7	21.3	20.6		
Economic capital	5.4	5.3	1.6	1.6	1.3	1.3	0.9	0.9	1.5	1.5		

Retail Banking margins

Lending margins, %	Q3 2005	Q2 2005
To corporates	1.06%	1.09%
To personal customers		
- Mortgage	0.80%	0.83%
- Consumer	3.59%	3.87%

Deposit margins, %	Q3 2005	Q2 2005
From corporates	0.83%	0.89%
From personal customers	1.67%	1.62%

Retail Banking key figures per quarter

EURm	**Q3 2005**	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Total operating income	**1,177**	1,145	1,107	1,155	1,073
Total operating expenses	**-623**	-635	-631	-668	-614
Loan losses	**-11**	56	7	23	6
Operating profit	**543**	**566**	**483**	**510**	**465**
Return on economic capital, %	**29**	30	28	30	29
Cost/income ratio, %	**53**	55	57	58	57
Customer base: households, million	**9.1**	9.1	9.3	9.3	9.3
corporate customers, million	**0.9**	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	**17,266**	17,278	17,230	17,286	17,332

Corporate and Institutional Banking

- **Operating profit up 18% compared to last year**
- **Income up by 8%**
- **Costs down by 1%**
- **Positive loan losses continued**

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers and to retail corporate customers. The business area has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Business development

Corporate Banking Division won a number of important mandates during the period, despite a slow start due to summer holidays. The quarter proved to be a continuation of the previous quarters with strong development in the acquisition finance business. Business volumes are steadily growing in the Trade Finance area. Corporate lending was somewhat down from the previous quarter, partly because of short-term bridge financing in that quarter, but also reflecting the relatively low credit demand in the markets.

In the Financial Institutions Division, third-quarter activity was high, despite the holiday season, resulting in significantly higher income than in the second quarter. Nordea continues to successfully develop its hedge-fund service and was awarded a major financing mandate for Brummer & Partners. The TrygVesta IPO is a further sign of the increased activity level among financial institutions. Nordea is also breaking new ground within the custody area through the strategic agreement with The Bank of New York. Nordea will be the premier provider of securities services in the Nordic region. The top ranking in Global Custodians annual agent bank survey underlined Nordea's high-class service also to non-Nordic institutions.

Due to continuing high energy prices, the demand for financing from the offshore and oil services sectors has shown strong growth in the third quarter of 2005. The development in the shipping sector has in general been favourable in the quarter, but uncertainty regarding future market development has led to a slight reduction in the deal flow.

In Markets Division, customer activity continued at high levels, especially towards the end of the quarter.

Efforts towards leveraging the customers' use of structured solutions continue, and the targeted activities with small and medium-sized corporate customers in the Nordic region are starting to show results.

In Poland and the Baltic countries, Nordea increased its market shares in the fast growing housing loan markets. Mortgage lending increased by 14% during the third quarter and personal customers deposits increased by 7%.

Result

In the first nine months income increased by 8% to EUR 803m. Net interest income was up by 7% to EUR 316m reflecting the growth in credit and deposit volumes. Other income was up by 10% to EUR 487m as a consequence of increased deal flow and the successful execution of the strategy of increasing off-balance-sheet related income. Costs year-to-date were down by 1% to EUR 424m despite increased provisions for performance related salaries.

Operating profit year-to-date was EUR 409m, which is 18% up from the previous year. Return on economic capital was 21% (18%) and the cost/income ratio 53% (58%).

Development in the third quarter 2005

Income in the third quarter decreased by 4% to EUR 261m compared to the second quarter. The commission income was down due to seasonal effects. The impact was however largely compensated by a growth in net gains on items at fair value. Costs decreased by 9% to EUR 136m, because of reduced IT costs and lower provisions for performance related salaries.

Loan losses continued to remain positive in the third quarter, as in the previous six consecutive quarters. Operating profit for the third quarter totalled EUR 129m, which is practically at the same level as in the second quarter. Return on economic capital was 21% (21%) and cost/income ratio 52% (55%)

CIB operating profit by main area

EURm	Total Q3 2005	Total Q2 2005	Corporate Banking Division[1] Q3 2005	Corporate Banking Division[1] Q2 2005	Financial Institutions Division[1] Q3 2005	Financial Institutions Division[1] Q2 2005	Shipping, Offshore and Oil services Division[1] Q3 2005	Shipping, Offshore and Oil services Division[1] Q2 2005	Poland and Baltics Q3 2005	Poland and Baltics Q2 2005	Other Q3 2005	Other Q2 2005	Markets[2] Q3 2005	Markets[2] Q2 2005
Net interest income	102	109	38	48	10	11	36	31	16	17	2	2	12	13
Net fee and commission income	77	104	30	43	19	26	6	10	5	5	17	20	24	21
Net gains/losses on items at fair value	74	51	13	19	26	3	2	3	4	5	29	21	121	135
Equity method	5	3	3	3	0	0	0	0	0	0	2	0	0	0
Other operating income	3	5	2	3	0	0	0	1	1	1	0	0	0	0
Total income incl. allocations	**261**	**272**	**86**	**116**	**55**	**40**	**44**	**45**	**26**	**28**	**50**	**43**	**157**	**169**
Staff costs	-76	-83	-18	-19	-4	-4	-4	-4	-9	-8	-41	-48	-42	-45
Other expenses	-57	-65	-22	-23	-31	-30	-6	-5	-7	-9	9	2	-29	-35
Depreciations etc.	-3	-2	0	0	0	0	0	0	-2	-2	-1	0	0	0
Expenses incl. allocations	**-136**	**-150**	**-40**	**-42**	**-35**	**-34**	**-10**	**-9**	**-18**	**-19**	**-33**	**-46**	**-71**	**-80**
Loan losses	4	11	3	13	0	0	3	-2	-1	-1	-1	1	0	0
Operating profit	**129**	**133**	**49**	**87**	**20**	**6**	**37**	**34**	**7**	**8**	**16**	**-2**	**86**	**89**
Other information, EURbn														
Lending	32.2	32.5	10.9	12.0	1.8	2.0	8.1	7.7	2.8	2.5	8.6	8.3	8.6	8.3
Deposits	23.3	24.7	6.3	8.0	8.6	8.8	3.6	3.6	1.5	1.4	3.3	3.0	3.3	3.0
Economic capital	1.8	1.8	0.9	1.0	0.2	0.2	0.2	0.2	0.1	0.1	0.4	0.3	0.7	0.7

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

CIB key figures per quarter

EURm	**Q3 2005**	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Total operating income	**261**	272	270	257	240
Total operating expenses	**-136**	-150	-138	-145	-140
Loan losses	**4**	11	15	17	18
Operating profit	**129**	**133**	**147**	**129**	**118**
Return on economic capital, %	**21**	21	25	24	13
Cost/income ratio, %	**52**	55	51	57	58
Number of employees (full-time equivalents)	**3,287**	3,232	3,218	3,238	3,248

Asset Management & Life

- **AuM increased by 17% to EUR 146.7bn compared to last year**
- **Continued strong investment performance**
- **Asset Management product result increased by 22%**
- **Life & Pensions' product result increased by 5% to EUR 165m – organic growth plan yielding results**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

Nordea's Assets under Management (AuM) increased by EUR 5bn in the third quarter to EUR 146.7bn, of which net inflow contributed EUR 0.8bn.

Nordic retail funds contributed with a net inflow of EUR 0.7bn. Net inflow was particularly strong in Sweden due mostly to strong sales of fixed income funds and in Denmark with strong sales of equity funds. Five new retail funds were launched in September. AuM ended at EUR 42.7bn, up EUR 1.8bn from EUR 40.9bn last quarter helped not least by the strong equity markets. Sales activities have been supported by the general strengthening of the savings specialist organisation as well as the continued roll out of Nordea's financial planning tool.

European Fund Distribution realised a gross inflow of EUR 1bn in third quarter. Contrary to the many preceding quarters the gross inflow was countered by higher outflows, amounting to EUR 1.6bn causing a net outflow of around EUR 0.5bn in third quarter, bringing total AuM to EUR 7.4bn. The marked increase in outflow stems to a large extent from the unwinding of structured product packages managed by professional investors, sensitive to asset allocation shifts and short-term investment performance.

European Fund Distribution has been focusing on penetrating the more stable European open architecture financial institution segment. The focus of European Fund Distribution has been on delivering tailored services to these selected partners supported by marketing campaigns aiming at increasing the Nordea brand and products awareness.

Further, European Fund Distribution has in addition to the offices already in place in Switzerland, Germany, Austria, France and Luxembourg established a new physical presence in Milan. Also, the well known Nordea Value product range as well as Nordea's new, more flexible product range has been successfully promoted.

Nordic Private Banking has continued its expansion during the third quarter increasing AuM by EUR 1.9bn to EUR 33.1bn. There has been a strong increase in the number of customers in 2005 especially in the Danish market. Nordic Private Banking has during the third quarter launched an offering to affluent customers in Norway and Nordea now offers uniform Private Banking concepts to affluent customers in all four Nordic countries.

International Wealth Management, based in Luxembourg and Switzerland, realised an increase in AuM of EUR 0.2bn in the third quarter reaching AuM of EUR 8.1bn. In line with Nordea's initiatives in the Baltic countries, International Wealth Management has now started to offer wealth management services also in the Baltic region. Focus will initially be on Estonia and Latvia.

Institutional asset management experienced a small net outflow to EUR 0.2bn in third quarter. The net outflow is still mainly attributable to a few large mandates lost, while the broadly diversified gross inflow amounted to more than EUR 0.5bn in the third quarter. With an increased sales effort towards the mid size segment and the continued launch of new products together with strong investment performance not only among the many new products launched in 2005, but also in the more traditional core products, the outlook for the rest of 2005 and next year now looks promising.

The positive trends in Life continued in the third quarter both within traditional and unit-linked products. Total net written premiums in Life & Pensions amounted to EUR 577m in the quarter and year-to-date net written premiums were EUR 2.0bn, an increase by 15% compared to the same period last year. AuM for unit linked products is up by 27% compared to last year. Strong sales numbers were also seen for traditional products. In Denmark year-to-date premiums in traditional products are up 22% compared to last year, and in Sweden unit-link premium income increased by 29% to EUR 92m year-to-date. Total AuM in Life and Pensions was EUR 32.7bn at the end of the third quarter. Investment return was satisfactory in the third quarter, though lower than last quarter. On average the products showed a year-to-date investment return of 11% (annualised).

The acquisition of the fifth largest pension company within mandatory labour market pension schemes in Poland is pending the final approval from the Polish FSA which is expected in the fourth quarter.

Result

The product result for the first nine months of 2005 within Asset Management increased by 22% to EUR 209m. Year-to-date product result in Life was EUR 165m, up 5% compared to same period last year. Profit sharing, including strong investment returns in Norway, has contributed positively to the good result. Also the risk result was good with a contribution of EUR 14m to the overall year-to-date result.

Development in the third quarter 2005

Asset Management realised a product result in third quarter of EUR 77m, an increase of 18% compared to last quarter.

Income has grown by 7% compared to the second quarter. The income margin improved from 55bp last quarter to 56bp in the third quarter. The split between management fees and transaction-related income was almost unchanged.

Total operating expenses were down by EUR 2m from second to third quarter this year and the result margin has improved from 24bp to 27bp.

The product result in Life & Pensions was EUR 65m in the third quarter, up 25% compared to last quarter. Strong investment returns in Norway has contributed positively to the result. Financial buffers rose to 7.1% of life provisions.

Asset Management & Life volumes, inflow and margins

EURbn	Q3 2005	Q3 Inflow	Total Q2 2005	Q1 2005	Q4 2004	Q3 2004
Nordic Retail funds	42.7	0.7	40.9	39.3	37.2	35.6
European Fund Distribution	7.4	-0.5	7.9	7.1	6.7	5.9
Private Banking Activities						
Nordic Private Banking	33.1	0.7	31.2	29.2	27.8	26.3
International Wealth Management	8.1	0.0	7.9	7.6	7.4	6.9
Institutional clients	22.7	-0.2	22.0	22.1	21.8	22.5
Life & pensions	32.7	0.1	31.8	30.4	29.7	28.5
Total	146.7	0.8	141.7	135.8	130.6	125.7

Key figures per quarter – Asset Management activities

EURm	**Q3 2005**	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Net interest income	**11**	10	9	9	9
Net fee and commission income	**138**	132	130	136	120
Net gains/losses on items at fair value	**6**	3	4	4	1
Equity method	**0**	0	0	0	0
Other income	**3**	3	3	2	2
Total income	**158**	**148**	**146**	**151**	**132**
Staff costs	**-30**	-30	-29	-29	-26
Other expenses	**-20**	-22	-21	-29	-22
Depreciations etc.	**-1**	-1	0	-1	-1
Operating expenses	**-51**	**-53**	**-50**	**-59**	**-49**
Estimated distribution expenses in Retail Banking	**-30**	-30	-29	-29	-28
Product result	**77**	**65**	**67**	**63**	**55**
of which income within Retail Banking	***69***	*60*	*59*	*56*	*58*
Margins[1]					
Income margins (bps)	**56**	55	56	60	54
Operating expenses margin (bps)	**-18**	-20	-19	-24	-20
Distribution expenses margin (bps)	**-11**	-11	-11	-11	-11
Result margin (bps)	**27**	24	25	25	23
Cost/income ratio, %	**51**	56	54	58	58
Economic capital	**125**	113	113	156	131
Assets under management, EURbn	**147**	142	136	131	126
Number of employees (full-time equivalents)	**880**	883	850	831	829

[1] Margins calculated using average AuM for Asset Management Activities excl. Nordic Private Banking activities. In Q3 2005 these assets were EUR 112.5bn.

Key figures per quarter – Life activities

EURm	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Profit drivers					
Traditional insurance:					
Fee contribution/profit sharing	**43**	35	30	24	22
Contribution from cost result	**0**	0	1	1	1
Contribution from risk result	**7**	2	5	2	5
Inv. return on Shareholder's Equity	**3**	4	3	2	4
Other profits	**7**	5	3	15	8
Total Profit Traditional	**60**	46	42	44	40
Total profit Unit linked	**9**	11	10	9	10
Estimated distribution expenses in Retail Banking	**-4**	-5	-4	-4	-3
Total Product Result	**65**	**52**	**48**	**49**	**47**
of which income within Retail Banking	***24***	*19*	*22*	*33*	*22*
Key figures					
Premiums written, net of reinsurance	**577**	645	789	784	490
of which from Traditional business	**404**	458	590	585	391
of which from Unit-linked business	**174**	187	198	198	99
Total operating expenses	**33**	32	28	40	25
Investment assets:					
Bonds	**16,451**	16,720	15,864	15,254	15,227
Equities	**3,514**	3,059	2,969	2,722	2,790
Alternative investments	**1,758**	1,618	1,515	1,968	1,236
Property	**2,396**	2,438	2,416	2,408	2,248
Unit linked	**4,932**	4,606	4,316	4,095	3,897
Total investment assets	**29,051**	28,441	27,080	26,447	25,398
Investment return %	**2.1**	4.1	1.7	3.6	1.9
Technical provisions	**27,664**	26,959	25,860	25,236	24,116
of which financial buffers	**1,515**	1,389	1,175	1,177	856
Economic capital	**983**	985	872	791	848
Number of employees (full time equivalents)	**1,008**	992	979	984	987

Group Treasury

- **Operating profit EUR 89m compared to EUR 34m last year**
- **Lower investment result in third quarter**
- **Further issuance of subordinated debt**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Business development

Market conditions in interest rates markets were less favourable during the third quarter with somewhat higher interest rates especially for shorter maturities. Equities on the other hand performed well.

Following tightening of credit spreads, Nordea increased its issuance activities in the Nordic and international capital markets, including covered bonds and other senior funding, at very attractive spreads.

In September, Nordea issued a GBP 350m Lower Tier II subordinated bond. The bond received strong interest from the market and order books were closed within 24 hours.

At the end of September, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 30m compared to EUR 44m at the end of the second quarter.

The risk related to equities, calculated as VaR, was EUR 35m compared to EUR 39m at the end of June. The VaR figure comprises all types of equities including listed, unlisted and private equity.

The structural interest income risk (SIIR) in the Group which shows the effect on net interest income in the next 12 months was EUR 140m assuming increasing market rates by 100 basis points and EUR –182m assuming decreasing market rates by 100 basis points. At the end of the second quarter the corresponding figures were EUR 132m and EUR -175m.

Result

The annualised gross investment return was 3.3% year-to-date. The investment return in Group Investment is defined as the net of return on investment after subtracting a funding cost, defined as the expected average medium-term risk-free return over time. In 2005, the funding cost is 3%.

Operating profit in Group Investment was EUR 17m compared to EUR -25m following improved investment results compared to last year. Operating profit in Group Funding was EUR 72m compared to EUR 59m in 2004.

Development in the third quarter

The annualised gross investment return in the third quarter was 2.4%. Operating profit in Group Investment was EUR -23m compared to EUR 37m in the previous quarter due to lower investment result from position taking. Operating profit in Group Funding was EUR 9m compared to the high level of EUR 44m in the second quarter.

Group Treasury operating profit by main area

EURm	Total Q3 2005	Total Q2 2005	Group Investment Q3 2005	Group Investment Q2 2005	Group Funding Q3 2005	Group Funding Q2 2005
Net interest income	19	18	-19	-18	38	36
Net fee and commission income	-1	-2	0	-1	-1	-1
Net gains/losses on items at fair value	-21	68	0	52	-21	16
Equity method	0	0	0	0	0	0
Other operating income	1	7	1	7	0	0
Total income incl. allocations	**-2**	**91**	**-18**	**40**	**16**	**51**
Staff costs	-4	-4	-2	-2	-2	-2
Other expenses	-8	-6	-3	-1	-5	-5
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-12**	**-10**	**-5**	**-3**	**-7**	**-7**
Operating profit	**-14**	**81**	**-23**	**37**	**9**	**44**

Group Treasury key figures per quarter

EURm	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Total operating income	**-2**	91	33	74	18
Total operating expenses	**-12**	-10	-11	-14	-12
Operating profit	**-14**	**81**	**22**	**60**	**6**
Cost/income ratio, %	n/a	11	33	19	67
Bonds, EURm	**17,548**	15,083	16,116	16,261	16,481
Equities, EURm	**415**	582	343	367	321
Investments, EURm	**17,963**	15,665	16,459	16,628	16,802
Number of employees (full-time equivalents)	**95**	92	97	98	99

Quarterly development

EURm	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Jan-Sep 2005	Jan-Sep 2004
Net interest income	920	913	897	920	875	2,730	2,575
Net fee and commission income (note 1)	469	484	453	467	443	1,406	1,327
Net gains/losses on items at fair value	139	214	115	179	63	468	356
Equity method	11	22	13	15	15	46	40
Other income	62	61	104	65	54	227	183
Total operating income	**1,601**	**1,694**	**1,582**	**1,646**	**1,450**	**4,877**	**4,481**
General administrative expenses (note 2):							
Staff costs	-520	-515	-515	-523	-492	-1,550	-1,498
Other expenses	-345	-364	-353	-413	-334	-1,062	-1,053
Depreciation of tangible and intangible assets	-31	-35	-34	-43	-39	-100	-125
Total operating expenses	**-896**	**-914**	**-902**	**-979**	**-865**	**-2,712**	**-2,676**
Loan losses	23	101	6	10	2	130	-37
Disposals of tangible and intangible assets	0	3	2	0	0	5	300
Operating profit	**728**	**884**	**688**	**677**	**587**	**2,300**	**2,068**
Income tax expense	-165	-179	-193	-201	-149	-537	-466
Net profit	**563**	**705**	**495**	**476**	**438**	**1,763**	**1,602**
Earnings per share (EPS)	0.21	0.27	0.18	0.17	0.16	0.66	0.57
EPS, rolling 12 months up to period end	0.83	0.78	0.76	0.74	0.64	0.83	0.64

Note 1 Net fee and commission income, EURm	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Jan-Sep 2005	Jan-Sep 2004
Loans and receivables	83	87	71	66	65	241	198
Guarantees and documentary payments	18	18	17	25	26	53	81
Life insurance	49	44	57	47	40	150	123
Investment products / services	170	166	163	169	159	499	450
Deposits, payments and e-services	181	178	171	184	180	530	533
Brokerage	64	69	57	49	50	190	156
Other commission income	50	57	41	42	42	148	107
Fee and commission income	**615**	**619**	**577**	**582**	**562**	**1,811**	**1,648**
Life insurance	-21	-23	-23	-20	-12	-67	-39
Payments and e-services	-40	-41	-37	-44	-45	-118	-123
Other commission expenses	-85	-71	-64	-51	-62	-220	-159
Fee and commission expenses	**-146**	**-135**	**-124**	**-115**	**-119**	**-405**	**-321**
Net fee and commission income	**469**	**484**	**453**	**467**	**443**	**1,406**	**1,327**

Note 2 General administrative expenses, EURm	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Jan-Sep 2005	Jan-Sep 2004
Staff[1]	505	500	500	508	477	1,505	1,453
Profit sharing	15	15	15	15	15	45	45
Information technology[2]	112	124	116	120	109	352	339
Marketing	21	24	22	40	19	67	56
Postage, telephone and office expenses	49	50	52	54	48	151	153
Rents, premises and real estate expenses	87	84	84	95	84	255	251
Other	76	82	79	104	74	237	254
Total	**865**	**879**	**868**	**936**	**826**	**2,612**	**2,551**

[1] Variable salaries were EUR 35m in Q3 2005 (Q2 2005: EUR 35m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q3 2005, including staff etc, but excluding IT expenses in insurance operations, were EUR 154m (Q2 2005: EUR 166m).

Segment reporting

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the four group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on economic capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

When allocating income and costs between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and receivables to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds-transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

	Retail Banking					Corporate and Institutional Banking					Asset Management					Sub-total				
Rm	Q3	Q2	Q1	Q4	Q3	Q3	Q2	Q1	Q4	Q3	Q3	Q2	Q1	Q4	Q3	Q3	Q2	Q1	Q4	Q3
tomer responsible units	**2005**	**2005**	**2005**	**2004**	**2004**	**2005**	**2005**	**2005**	**2004**	**2004**	**2005**	**2005**	**2005**	**2004**	**2004**	**2005**	**2005**	**2005**	**2004**	**2004**
interest income	777	752	739	762	722	102	109	105	108	95	11	10	9	9	9	890	871	853	879	826
fee and commission income	324	306	293	303	285	77	104	80	81	95	66	68	67	77	60	467	478	440	461	440
gains/losses on items at fair value	51	59	50	49	40	74	51	76	57	43	6	3	4	4	1	131	113	130	110	84
ity method	8	7	3	16	4	5	3	7	6	5	0	0	0	0	0	13	10	10	22	9
er income	17	21	22	25	22	3	5	2	5	2	3	3	3	2	2	23	29	27	32	26
al operating income	**1,177**	**1,145**	**1,107**	**1,155**	**1,073**	**261**	**272**	**270**	**257**	**240**	**86**	**84**	**83**	**92**	**72**	**1,524**	**1,501**	**1,460**	**1,504**	**1,385**
hich allocations	*189*	*186*	*154*	*178*	*138*	*-93*	*-105*	*-71*	*-87*	*-56*	*-72*	*-65*	*-60*	*-58*	*-60*	*24*	*16*	*23*	*33*	*22*
f costs	-261	-255	-260	-274	-258	-76	-83	-77	-70	-69	-27	-26	-26	-26	-23	-364	-364	-363	-370	-350
er expenses	-347	-367	-358	-385	-344	-57	-65	-58	-72	-68	-20	-23	-21	-29	-22	-424	-455	-437	-486	-434
reciations of tangible and intangible ts	-15	-13	-13	-9	-12	-3	-2	-3	-3	-3	-1	-1	0	-1	-1	-19	-16	-16	-13	-16
al operating expenses	**-623**	**-635**	**-631**	**-668**	**-614**	**-136**	**-150**	**-138**	**-145**	**-140**	**-48**	**-50**	**-47**	**-56**	**-46**	**-807**	**-835**	**-816**	**-869**	**-800**
hich allocations	*-260*	*-268*	*-248*	*-237*	*-220*	*-38*	*-40*	*-37*	*-43*	*-48*	*5*	*4*	*4*	*6*	*3*	*-293*	*-304*	*-281*	*-274*	*-265*
n losses	-11	56	7	23	6	4	11	15	17	18	0	0	0	0	0	-7	67	22	40	24
osals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
rating profit	**543**	**566**	**483**	**510**	**465**	**129**	**133**	**147**	**129**	**118**	**38**	**34**	**36**	**36**	**26**	**710**	**733**	**666**	**675**	**609**
ince sheet, EURbn																				
is and receivables	146	141	135	132	127	32	32	31	27	24	2	2	2	2	2	180	175	168	161	153
r assets	24	25	21	27	25	76	81	64	60	56	2	2	2	3	2	102	108	87	90	83
il assets	**170**	**166**	**156**	**159**	**152**	**108**	**113**	**95**	**87**	**80**	**4**	**4**	**4**	**5**	**4**	**282**	**283**	**255**	**251**	**236**
osits	78	76	74	73	71	23	25	27	25	21	4	4	4	4	3	105	105	105	102	95
r liabilities	87	85	77	81	76	83	86	66	60	57	0	0	0	1	1	170	171	143	142	134
l liabilities	165	161	151	154	147	106	111	93	85	78	4	4	4	5	4	275	276	248	244	229
iomic capital/equity	5	5	5	5	5	2	2	2	2	2	0	0	0	0	0	7	7	7	7	7
l liabilities and allocated equity	**170**	**166**	**156**	**159**	**152**	**108**	**113**	**95**	**87**	**80**	**4**	**4**	**4**	**5**	**4**	**282**	**283**	**255**	**251**	**236**
r segment items																				
tal expenditure, EURm	3	3	8	2	3	0	1	0	1	0	1	1	1	1	1	4	5	9	4	4
uct result											77	65	67	63	55					

m	Life Insurance					Group Treasury					Group Functions and Eliminations					Nordea Group				
omer responsible units	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
interest income	0	0	0	0	0	19	18	39	37	24	11	24	5	4	25	920	913	897	920	875
fee and commission income	11	9	19	4	16	-1	-2	-1	-1	-2	-8	-1	-5	3	-11	469	484	453	467	443
gains/losses on items at fair value	32	23	3	15	2	-21	68	-15	38	-10	-3	10	-3	16	-13	139	214	115	179	63
ty method	0	0	0	0	0	0	0	0	0	0	-2	12	3	-7	6	11	22	13	15	15
r income	36	40	36	41	35	1	7	10	0	6	2	-15	31	-8	-13	62	61	104	65	54
l operating income	**79**	**72**	**58**	**60**	**53**	**-2**	**91**	**33**	**74**	**18**	**0**	**30**	**31**	**8**	**-6**	**1,601**	**1,694**	**1,582**	**1,646**	**1,450**
hich allocations	*-24*	*-19*	*-22*	*-33*	*-22*	*0*	*0*	*0*	*2*	*2*	*0*	*3*	*-1*	*-2*	*-2*	*0*	*0*	*0*	*0*	*0*
ff costs	-18	-18	-16	-19	-15	-4	-4	-3	-4	-3	-134	-129	-133	-130	-124	-520	-515	-515	-523	-492
er expenses	-14	-12	-12	-20	-10	-8	-6	-8	-10	-9	101	109	104	103	119	-345	-364	-353	-413	-334
reciations of tangible and intangible s	-1	-2	0	-1	0	0	0	0	0	0	-11	-17	-18	-29	-23	-31	-35	-34	-43	-39
l operating expenses	**-33**	**-32**	**-28**	**-40**	**-25**	**-12**	**-10**	**-11**	**-14**	**-12**	**-44**	**-37**	**-47**	**-56**	**-28**	**-896**	**-914**	**-902**	**-979**	**-865**
hich allocations	*0*	*0*	*0*	*0*	*0*	*-4*	*-3*	*-4*	*-2*	*-2*	*297*	*307*	*285*	*276*	*267*	*0*	*0*	*0*	*0*	*0*
losses	0	0	0	0	0	0	0	0	0	0	30	34	-16	-30	-22	23	101	6	10	2
osals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	3	2	0	0	0	3	2	0	0
rating profit	**46**	**40**	**30**	**20**	**28**	**-14**	**81**	**22**	**60**	**6**	**-14**	**30**	**-30**	**-78**	**-56**	**728**	**884**	**688**	**677**	**587**
nce sheet, EURbn																				
s and receivables	0	0	0	0	0	0	0	2	0	0	2	0	0	0	1	182	175	170	161	155
r assets	29	28	27	26	25	18	16	14	17	17	-11	-16	-14	-16	-17	138	136	114	117	107
l assets	**29**	**28**	**27**	**26**	**25**	**18**	**16**	**16**	**17**	**17**	**-9**	**-16**	**-14**	**-16**	**-16**	**320**	**311**	**284**	**278**	**262**
sits	0	0	0	0	0	0	0	0	0	0	3	1	0	3	2	108	106	105	105	97
r liabilities	28	27	26	25	24	18	16	16	17	17	-17	-21	-18	-24	-22	199	193	167	160	153
liabilities	28	27	26	25	24	18	16	16	17	17	-14	-20	-18	-21	-20	307	299	272	265	250
omic capital/equity	1	1	1	1	1	0	0	0	0	0	5	4	4	5	4	13	12	12	13	12
l liabilities and allocated equity	**29**	**28**	**27**	**26**	**25**	**18**	**16**	**16**	**17**	**17**	**-9**	**-16**	**-14**	**-16**	**-16**	**320**	**311**	**284**	**278**	**262**
r segment items																				
al expenditure, EURm	0	0	0	2	0	0	0	0	0	0	28	34	8	37	8	32	39	17	43	12
uct result	**65**	**52**	**48**	**49**	**47**															

Income statement

EURm	Note	Q3 2005	Q3 2004	Jan-Sep 2005	Jan-Sep 2004	Full year 2004
Operating income						
Interest income		*2,055*	*1,939*	*6,217*	*5,891*	*7,964*
Interest expense		*-1,135*	*-1,064*	*-3,487*	*-3,316*	*-4,469*
Net interest income		920	875	2,730	2,575	3,495
Fee and commission income		*615*	*562*	*1,811*	*1,648*	*2,230*
Fee and commission expense		*-146*	*-119*	*-405*	*-321*	*-436*
Net fee and commission income		469	443	1,406	1,327	1,794
Net gains/losses on items at fair value	2	139	63	468	356	535
Profit from companies accounted for under the equity method		11	15	46	40	55
Dividends		1	2	11	11	11
Other operating income		61	52	216	172	237
Total operating income		**1,601**	**1,450**	**4,877**	**4,481**	**6,127**
Operating expenses						
General administrative expenses:						
Staff costs		-520	-492	-1,550	-1,498	-2,021
Other expenses		-345	-334	-1,062	-1,053	-1,466
Depreciation, amortisation and impairment charges of tangible and intangible assets		-31	-39	-100	-125	-168
Total operating expenses		**-896**	**-865**	**-2,712**	**-2,676**	**-3,655**
Loan losses	3	23	2	130	-37	-27
Disposals of tangible and intangible assets		0	0	5	300	300
Operating profit		**728**	**587**	**2,300**	**2,068**	**2,745**
Income tax expense		-165	-149	-537	-466	-667
Net profit		**563**	**438**	**1,763**	**1,602**	**2,078**
Attributable to:						
Shareholders of Nordea Bank AB (publ)		562	437	1,761	1,600	2,075
Minority interest		1	1	2	2	3
		563	**438**	**1,763**	**1,602**	**2,078**
Earnings per share, EUR		0.21	0.16	0.66	0.57	0.74
Earnings per share, after full dilution, EUR		0.21	0.16	0.66	0.57	0.74

Balance sheet

EURm	Note	30 Sep 2005	31 Dec 2004	30 Sep 2004
Assets				
Cash and balances with central banks		1,682	4,585	2,384
Treasury bills and other eligible bills		13,592	12,758	11,068
Loans and receivables to credit institutions	4	24,512	20,628	22,540
Loans and receivables to the public	4	182,050	161,295	154,562
Interest-bearing securities		38,887	27,869	31,938
Shares		10,386	8,898	8,062
Derivatives	6	32,282	26,697	18,379
Fair value changes of the hedged items in portfolio hedge of interest rate risk		359	409	-
Shares in associated undertakings		539	559	545
Intangible assets		2,149	2,101	2,081
Tangible assets		395	429	463
Investment property		2,619	2,484	2,378
Deferred tax assets		460	454	393
Prepaid expenses and accrued income		1,440	1,623	1,290
Other assets		8,832	6,808	6,463
Total assets		**320,184**	**277,597**	**262,546**
Of which assets customer bearing the risk		*7,118*	*7,419*	*6,825*
Liabilities				
Deposits by credit institutions		36,154	30,159	32,514
Deposits and borrowings from the public		107,953	104,704	97,134
Liabilities to policyholders		25,946	22,191	22,406
Debt securities in issue		73,712	61,011	59,241
Derivatives	6	31,688	27,075	19,022
Fair value changes of the hedged items in portfolio hedge of interest rate risk		301	334	-
Current tax liabilities		559	153	111
Other liabilities		19,126	10,081	10,202
Accrued expenses and prepaid income		2,248	2,003	1,792
Deferred tax liabilities		560	623	508
Provisions		131	192	169
Retirement benefit obligations		521	545	571
Subordinated liabilities		8,299	5,818	6,339
Total liabilities		**307,198**	**264,889**	**250,009**
Equity				
Minority interests		38	13	12
Revaluation reserves		2	-	-
Core equity				
Share capital		1,072	1,128	1,160
Other reserves		5,188	5,471	5,798
Retained earnings		6,686	6,096	5,567
Total core equity		**12,946**	**12,695**	**12,525**
Total equity		**12,986**	**12,708**	**12,537**
Total liabilities and equity		**320,184**	**277,597**	**262,546**
Assets pledged for own liabilities		25,417	23,003	26,239
Other assets pledged		3,395	3,369	3,105
Contingent liabilities		18,106	13,955	14,044
Commitments		1,998,719	1,587,512	1,534,253

Movements in equity

EURm	Attributable to shareholders of Nordea Bank AB (publ) Share capital[1]	Other reserves	Retained earnings	Minority interests	Total
Balance at end of year, at 31 December 2004	**1,128**	**5,471**	**6,066**	**13**	**12,678**
Change in accounting policies:					
IAS 39 Loan loss provisions			70		70
IAS 39 Financial instruments			-40		-40
Balance at end of year, at 31 December 2004, restated	**1,128**	**5,471**	**6,096**	**13**	**12,708**
Net change in available-for-sale investments, net of tax		2			2
Currency translation differences		-24	-35		-59
Dividend for 2004			-740		-740
Reduction of share capital[3]	-56		56		0
Purchases of own shares[2,3]		-259	-452		-711
Other changes				23	23
Net profit for the period			1,761	2	1,763
Balance at 30 September 2005	**1,072**	**5,190**	**6,686**	**38**	**12,986**

EURm	Attributable to shareholders of Nordea Bank AB (publ) Share capital[1]	Other reserves	Retained earnings	Minority interests	Total
Balance at end of year, at 31 December 2003	**1,160**	**5,822**	**5,195**	**-**	**12,177**
Change in accounting policies:					
IAS 1 Minority interests				13	13
IAS 19 Pension			-183		-183
IAS 36 Impairment of assets			-29		-29
Other opening balance issues			-15		-15
Balance at end of year, at 31 December 2003, restated	**1,160**	**5,822**	**4,968**	**13**	**11,963**
Currency translation differences		4	18		22
Dividend for 2003			-696		-696
Transfers between other reserves and retained earnings[4]		323	-323		0
Purchases of own shares[2,3]		-351			-351
Other changes				-3	-3
Net profit for the period			1,600	2	1,602
Balance at 30 September 2004	**1,160**	**5,798**	**5,567**	**12**	**12,537**

[1] Total shares registered was 2,706 million (31 Dec 2004: 2,847 million, 30 Sep 2004: 2,928 million).

[2] Refers to the change in the trading portfolio and Nordeas shares within portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 30 Sep 2005 was 4.9 million (31 Dec 2004: 6.7 million, 30 Sep 2004: 2.3 million).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was at 30 Sep 2005 was 62.2 million (31 Dec 2004: 111.7 million, 30 Sep 2004: 145.0 million). The average number of own shares Jan-Sep 2005 was 180.8 million (Jan-Dec 2004: 128.7 million, Jan-Sep 2004: 131.9 million). The Annual General Meeting (AGM) decided on 8 April 2005 to reduce the share capital by EUR 55,548,131.94. The cancellation was registered on 19 September 2005. The reduction has been made through retirement without payment.

[4] Due to the merger of Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ).

Cash-flow statement

EURm	Jan-Sep 2005	Jan-Sep 2004
Operating activities		
Operating profit	2,300	2,068
Adjustments for items not included in cash flow	151	616
Income taxes paid	-215	-411
Cash flow from operating activities before changes in operating assets and liabilities	2,236	2,273
Changes in operating assets and liabilities		
Change in treasury bills and other eligible bills	-834	975
Change in loans and receivables to credit institutions	-4,556	1,870
Change in loans and receivables to the public	-20,713	-9,516
Change in interest bearing securities	-11,123	2,171
Change in shares	-1,605	-1,235
Change in derivatives, net	-784	-388
Change in investment property	-135	-87
Change in other assets	-1,886	-642
Change in deposits by credit institutions	5,997	3,420
Change in deposits and borrowings from the public	3,249	1,576
Change in liabilities to policyholders	3,755	1,179
Change in debt securities in issue	12,701	-5,677
Change in other liabilities	9,045	-1,228
Cash flow from operating activities	-4,653	-5,309
Investing activities		
Sale of shares in group undertakings	4	2
Acquisition of tangible assets	-57	-72
Sale of tangible assets	14	865
Acquisition of intangible assets	-31	-8
Sale of intangible assets	0	4
Purchase/sale of other financial fixed assets	68	73
Cash flow from investing activities	-2	864
Financing activities		
Issued subordinated liabilities	2,481	1,224
Repurchase of own shares incl change in trading portfolio	-711	-351
Dividend paid	-740	-696
Cash flow from financing activities	1,030	177
Cash flow for the period	**-3,625**	**-4,268**
Cash and cash equivalents at beginning of period	**6,922**	**8,211**
Exchange rate difference	50	4
Cash and cash equivalents at end of period	**3,347**	**3,947**
Change	**-3,625**	**-4,268**

Cash and cash equivalents	Jan-Sep	Jan-Sep
The following items are included in cash and cash equivalents (EURm):	2005	2004
Cash and balances with central banks	1,682	2,384
Loans and receivables to credit institutions, payable on demand	1,665	1,563

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Basis for presentation

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

The comparative figures under IFRS presented by Nordea for 2004, do not include the standards IFRS 4 "Insurance Contracts" and revised IAS 39 "Financial Instruments". These standards came into force on 1 January 2005. As Nordea has not based its relevant business operations on the principles of IFRS 4 and IAS 39 during 2004, remeasured figures would not provide meaningful information. In order to facilitate comparisons, opening balances as of 1 January 2005, based on IFRS, have been reported as closing balances as of 31 December 2004.

In the Annual report for 2004 Swedish GAAP was applied. The main differences between Swedish GAAP and IFRS principles affecting the financial statements of Nordea are:

IAS 1, Presentation of Financial Statements

According to Swedish GAAP minority interests were deducted from equity and separately disclosed. In accordance with IAS 1 and IAS 27 minority interests are now included as a separate component in equity.

IFRS 3, Business Combinations and IAS 27 Consolidated and Separate Financial Statements

Under Swedish GAAP (FSA regulations) certain exceptions from full consolidation have previously been permitted, the major exception being the life insurance business. Life was earlier disclosed in one line in the income statement and in separate lines for assets and liabilities respectively in the balance sheet, but is now consolidated line-by-line. For further details see note 2.

Group undertakings that are not credit institutions; securities companies or insurance companies were earlier consolidated in accordance with the equity method. Following the implementation of IFRS these are now consolidated line-by-line.

Goodwill acquired in business combinations is no longer amortised. As previously impairment tests are performed on an ongoing basis and at least once a year.

IFRS 4, Insurance Contracts

Implementation of IFRS 4 and IAS 39 has affected the measurement and classification of assets and liabilities in the life insurance business. Fair value measurement is, however, already the main valuation principle in Nordea's life insurance business.

Following the implementation of IFRS 4 certain commission expenses on investment contracts are amortised due to DAC-standard (Deferred Acquisition Costs), the effect on the income statement is minor.

IAS 36, Impairment of Assets

Compared to Swedish GAAP (based on a previous version of IAS 36), this standard was revised during 2003. These changes have affected the opening balance as of 1 January 2004.

IAS 39, Financial Instruments

Classification of financial instruments

Each financial instrument within the scope of IAS 39 has been classified into one of the following categories in accordance with the standard:

Financial assets

- Financial assets at fair value through profit or loss
  - Held for trading
  - Financial assets designated upon inception as measured at fair value through profit or loss
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets

Financial liabilities

- Held for trading
- Other financial liabilities

The classification is the basis for how each financial instrument is measured in the balance sheet and how changes in its fair value are recognised.

Measurement of financial instruments

Financial assets at fair value through profit or loss and financial liabilities held for trading are measured at fair value and changes in fair values are recognised directly in the income statement.

Financial assets classified as available for sale are also measured at fair value. However, effects of changes in interest rates are recognised directly in equity as a separate component (revaluation reserves). Interest income and changes in fair value attributable to changes in exchange rates are recognised in the income statement.

Financial assets classified as loans and receivables, held to maturity investments as well as other financial liabilities are measured at amortised cost.

Recognition and derecognition of financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when Nordea becomes a party to the contractual provisions of the financial instrument.

A financial asset is derecognised when the contractual rights to the cash flow from the financial asset expire, or when the financial asset is sold.

A financial liability is removed from the balance sheet when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired.

Derivatives, quoted securities and foreign exchange transactions are recognised and derecognised using trade date accounting.

Interest income from impaired loans

Implementation of IAS 39 regarding impairment means that the interest income from impaired loans is recognised as interest income, calculated at the effective interest rate, while the value of a loan at the time of impairment is calculated based on net present value of future cash flows. This means that interest income and impairment losses are showing increases of the same magnitude. The net effect on reported profits is expected to be marginal.

Loan loss provisions

General loan loss provisions are not allowed under IAS 39. The standard instead requires impairment to be identified in groups of loans with similar risk characteristics. Consequently, in the opening balance for 2005 Nordea has partly reclassified general provisions to group-wise provisions (collective impairment) and remaining general provisions after reclassification were dissolved against equity.

Hedge accounting

Following the implementation of IAS 39 all derivatives are measured at fair value, also those that previously were accounted for under deferral hedge accounting requirements. Fair value hedge accounting is applied, meaning that both the hedged instrument and the hedged item are measured at fair value, with changes in fair values recognised directly in the income statement. The effectiveness of the hedging relationships is consequently measured and evaluated so that any ineffectiveness is affecting the income statement under the item Net gains/losses on items at fair value.

Issued mortgage bonds and related mortgage loans

The issued Danish mortgage bonds and closely related mortgage loans in the fully owned subsidiary Nordea Kredit Realkreditaktieselskab are measured at fair value, in line with the principles applied in the subsidiary. These items have not affected the equity in the opening balance 1 January 2005. Issued Danish mortgage bonds are included in the classification category "Held for trading".

Effects of implementing IFRS 2005

In total, the implementation of IAS 39 has had an effect of EUR –11m on the operating profit for the first nine months 2005.

Amendment to IAS 39

In June 2005 IAS 39 was amended with rules on the Fair Value Option, which are expected to be endorsed by the EU in the autumn 2005. The overall consequence of the amended rules is that Nordea can continue to measure issued Danish mortgage bonds and the closely related mortgage loans at fair value.

As the discussions on the amendments to IAS 39 on the hedge accounting rules are still ongoing, this consequently continues to be closely monitored by Nordea.

Additional information

Additional information about the implementation of IFRS is found in Nordea's Annual Report 2004 and in the interim report for the first quarter 2005 as well as on Nordea's website (www.nordea.com/IR).

Effects of IFRS

The application of IFRS have had the following effects on net profit and equity:

EURm	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Year 2004
Net profit under Swedish GAAP	**434**	**398**	**664**	**418**	**1,914**
IAS 1, Minority interests	1	1	0	1	3
IFRS 3, Goodwill amortisation	41	39	41	40	161
Net profit under IFRS	**476**	**438**	**705**	**459**	**2,078**

EURm	1 Jan 2005	30 Sep 2004	1 Jan 2004
Equity under Swedish GAAP	**12,549**	**12,449**	**11,994**
IAS 1, Minority interests	13	12	13
IFRS 3, Goodwill amortisation	161	120	-
IAS 36, Impairment of assets	-29	-29	-29
IAS 39, Loan loss provisions	70	-	-
IAS 39, Financial instruments	-40	-	-
Other	-16	-15	-15
Equity under IFRS	**12,708**	**12,537**	**11,963**

Exchange rates

	Jan-Sep 2005	Jan-Dec 2004	Jan-Sep 2004
EUR 1 = SEK			
Income statement (average)	9.2262	9.1276	9.1684
Balance sheet (at end of period)	9.3245	9.0153	9.0537
EUR 1 = DKK			
Income statement (average)	7.4492	7.4385	7.4401
Balance sheet (at end of period)	7.4631	7.4390	7.4405
EUR 1 = NOK			
Income statement (average)	8.0508	8.3725	8.4342
Balance sheet (at end of period)	7.8890	8.2484	8.3444
EUR 1 = PLN			
Income statement (average)	4.0618	4.5297	4.6310
Balance sheet (at end of period)	3.9203	4.0746	4.3653

Note 2 Net gains/losses on items at fair value, EURm	Q3 2005	Q3 2004	Jan-Sep 2005	Jan-Sep 2004
Shares/participations and other share-related instruments	52	8	125	62
Interest-bearing securities and other interest-related instruments	83	16	33	164
Other financial instruments	-18	7	-11	1
Premium income, life insurance	473	441	1,779	1,583
Investments, life insurance	621	268	2,091	850
Change in technical provisions, life insurance	-606	-398	-2,030	-1,183
Claims paid, life insurance	-335	-392	-1,365	-1,227
Change in collective bonus potentials, life insurance	-173	83	-419	7
Foreign exchange gains/losses	42	30	265	99
Total	**139**	**63**	**468**	**356**

Note 3 Loan losses, EURm	Q3 2005	Q3 2004	Jan-Sep 2005	Jan-Sep 2004
Loan losses divided by category				
Write-downs and provisions for loans and receivables to the public	-192	-127	-440	-384
Reversals and recoveries for loans and receivables to the public	215	129	570	347
Total	**23**	**2**	**130**	**-37**
Specifications				
Specific provisions for individually assessed loans				
Realised loan losses during the period	-74	-94	-202	-244
Reversed amount of previous provisions made for realised losses during the period	76	55	170	171
This period's provisions for probable loan losses	-79	-83	-258	-262
Recoveries of previous periods' realised loan losses	17	23	172	53
Reversals of provisions for probable loan loss no longer required	103	100	263	233
This period's costs for individually assessed loans, net	43	1	145	-49
Provisions for groups of significant loans				
Allocation to reserve	-70	0	-83	-26
Withdrawal from reserve	85	-	105	-
This period's change of provisions for groups of significant loans	15	0	22	-26
Provisions for groups of non-significant loans				
Realised loan losses during the period	-4	-4	-8	-10
Recoveries of previous periods' realised loan losses	7	-1	14	30
Allocation to reserve	-25	0	-26	0
Withdrawal from reserve	0	1	1	8
This period's net costs of provisions for groups of non-significant loans	-22	-4	-19	28
Transfer risks				
Allocation to reserve for transfer risks	-16	0	-33	-13
Withdrawal from reserve for transfer risks	3	5	13	22
This period's change of provisions for transfer risks	-13	5	-20	9
Contingent liabilities				
Net cost for redemption of guarantees and other contingent liabilities	0	1	1	1
This period's net cost for redemption of guarantees and other contingent liabilities	0	1	1	1
Change in value of assets taken over for protection of claims	0	-1	1	0
Loan losses	**23**	**2**	**130**	**-37**

Note 4 Loan portfolio and its impairment

EURm	30 Sep 2005	31 Dec 2004	30 Sep 2004
Loans and receivables to credit institutions	24,512	20,628	22,540
Loans and receivables to the public	182,050	161,295	154,562
Total	**206,562**	**181,923**	**177,102**

Loan portfolio by categories of borrowers

30 Sep 2005, EURm	Credit institutions	Corporates	Households	Public sector	Total
Loans before reserves	**24,512**	**98,002**	**81,983**	**3,610**	**208,107**
- of which impaired loans	-	1,533	451	10	1,994
- of which non-performing loans, which are not impaired and where interest is accrued	-	30	14	-	44
- of which non-performing loans, which are impaired	-	586	269	10	865
- of which performing loans, which are impaired	-	947	182	0	1,129
Reserves	**-**	**-1,270**	**-274**	**-1**	**-1,545**
- of which reserves for impaired loans	-	-1,270	-274	-1	-1,545
- of which reserves for non-performing loans, which are impaired	-	-323	-92	-1	-416
- of which reserves for performing loans, which are impaired	-	-947	-182	0	-1,129
Loans at book value	**24,512**	**96,732**	**81,709**	**3,609**	**206,562**
- of which impaired loans	-	263	177	9	449
- of which non-performing loans, which are not impaired and where interest is accrued	-	30	14	-	44
- of which non-performing loans, which are impaired	-	263	177	9	449
- of which performing loans, which are impaired	-	0	0	0	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-951	-185	-1	-1,137
Reserves for groups of significant loans	-	-319	-	-	-319
Reserves for groups of non-significant loans	-	-	-89	-	-89
Total reserves	**-**	**-1,270**	**-274**	**-1**	**-1,545**

31 December 2004, EURm	Credit institutions	Corporates	Households	Public sector	Total
Loans before reserves	**20,628**	**85,505**	**73,769**	**3,691**	**183,593**
- of which impaired loans	-	1,702	509	2	2,213
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	781	309	1	1,091
- of which performing loans, which are impaired	-	921	200	1	1,122
Reserves	**-**	**-1,340**	**-329**	**-1**	**-1,670**
- of which reserves for impaired loans	-	-1,340	-329	-1	-1,670
- of which reserves for non-performing loans, which are impaired	-	-419	-129	-	-548
- of which reserves for performing loans, which are impaired	-	-921	-200	-1	-1,122
Loans at book value	**20,628**	**84,165**	**73,440**	**3,690**	**181,923**
- of which impaired loans	-	362	180	1	543
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	362	180	1	543
- of which performing loans, which are impaired	-	0	0	-	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-1,035	-276	-1	-1,312
Reserves for groups of significant loans	-	-305	-	-	-305
Reserves for groups of non-significant loans	-	-	-53	-	-53
Total reserves	**-**	**-1,340**	**-329**	**-1**	**-1,670**

Note 4, continued

30 Sep 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**22,540**	**81,288**	**71,814**	**3,166**	**178,808**
- of which impaired loans	-	1,738	509	1	2,248
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	12	-	52
- of which non-performing loans, which are impaired	-	782	309	-1	1,090
- of which performing loans, which are impaired	-	956	200	2	1,158
Reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**
- of which reserves for impaired loans	-	-1,376	-329	-1	-1,706
- of which reserves for non-performing loans, which are impaired	-	-420	-129	1	-548
- of which reserves for performing loans, which are impaired	-	-956	-200	-2	-1,158
Loans at book value	**22,540**	**79,912**	**71,485**	**3,165**	**177,102**
- of which impaired loans	-	362	180	0	542
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	12	-	52
- of which non-performing loans, which are impaired	-	362	180	0	542
- of which performing loans, which are impaired	-	0	0	0	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-1,035	-276	-1	-1,312
Reserves for groups of significant loans	-	-341	-	-	-341
Reserves for groups of non-significant loans	-	-	-53	-	-53
Total reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**

	30 Sep 2005	31 Dec 2004	30 Sep 2004
Reserves/impaired loans, gross, %	77	75	76
Impaired loans, gross/loans and receivables to the public, gross, %	1.1	1.4	1.4

Assets taken over for protection of claims, EURm	30 Sep 2005	31 Dec 2004	30 Sep 2004
Current assets			
Land and buildings	1	1	1
Shares and other participations	3	3	1
Other assets	0	0	0
Total	**4**	**4**	**2**

Note 5 Classification of financial instruments, EURm

30 Sep 2005 **Financial assets**	Loans and receiva-bles	Held to maturity	Held for trading	Assets at fair value	Derivatives used for hedging	Available for sale	Total
Cash and balances with central banks	1,682						1,682
Treasury bills and other eligible bills	9		13,583				13,592
Loans and receivables to credit institutions	12,217		12,295				24,512
Loans and receivables to the public	148,778		8,580	24,692			182,050
Interest-bearing securities		1,215	23,335	14,290		47	38,887
Derivatives			31,220		1,062		32,282
Fair value changes of the hedged items in portfolio hedge of interest rate risk	359						359
Shares			10,379	7			10,386
Prepaid expenses and accrued income	1,440						1,440
Other assets	8,505						8,505
Total	**172,990**	**1,215**	**99,392**	**38,989**	**1,062**	**47**	**313,695**

Note 5, continued

30 Sep 2005 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	10,246			25,908	36,154
Deposits and borrowings from the public	3,329			104,624	107,953
Liabilities to policyholders, investment contracts	1,322				1,322
Debt securities in issue	22,095			51,617	73,712
Derivatives	31,061		627		31,688
Fair value changes of the hedged items in portfolio hedge of interest rate risk				301	301
Other liabilities	6,011			13,115	19,126
Accrued expenses and prepaid income				2,248	2,248
Subordinated liabilities				8,299	8,299
Total	**74,064**	**0**	**627**	**206,112**	**280,803**

Note 6 Derivatives, EURm

30 Sep 2005	Assets Fair value	Liabilities Fair value	Total Nom value
Derivatives held for trading			
Interest rate derivatives	24,705	24,662	1,352,630
Equity derivatives	402	409	11,887
Foreign exchange derivatives	5,311	5,239	436,108
Other derivatives	802	751	41,883
Total	**31,220**	**31,061**	**1,842,508**
Derivatives used for hedging			
Interest rate derivatives	733	365	72,754
Equity derivatives	105	105	2,304
Foreign exchange derivatives	224	157	17,675
Other derivatives	0	0	10
Total	**1,062**	**627**	**92,743**
Derivatives, total			
Interest rate derivatives	25,438	25,027	1,425,384
Equity derivatives	507	514	14,191
Foreign exchange derivatives	5,535	5,396	453,783
Other derivatives	802	751	41,893
Total	**32,282**	**31,688**	**1,935,251**

Note 7 Capital adequacy	30 Sep 2005	31 Dec 2004	30 Sep 2004
Tier 1 capital, EURm[1]	11,381	10,596	10,694
Capital base, EURm[1]	16,009	13,743	14,239
Risk-weighted assets, EURbn	162	145	140
Tier 1 capital ratio, %[1]	7.0	7.3	7.6
Total capital ratio, %[1]	9.9	9.5	10.1

[1] Including the result for the first nine months. According to FSA rules (excluding the result for Q3): Tier 1 capital EUR 11,082m (30 Sep 2004: EUR 10,492m), capital base EUR 15,639m (30 Sep 2004: EUR 14,037m), Tier 1 capital ratio 6.8% (30 Sep 2004: 7.5%), total capital ratio 9.6% (30 Sep 2004: 10.0%).

- A conference call with management will be arranged on 26 October 2005 at 18.00, CET. (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com. A slide presentation is available on www.nordea.com.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar

Nordea will publish the year-end report on 22 February 2006

The Annual General Meeting will be held on 5 April 2006

Wednesday 26 October 2005

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com